

FIX ZIOPHARM

THE NEED FOR CHANGE ATOP ZIOPHARM

NOVEMBER 2020

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN ANY FUND, ACCOUNT OR INVESTMENT VEHICLE MANAGED BY WATERMILL ASSET MANAGEMENT CORP. (TOGETHER WITH ITS AFFILIATES, "WATERMILL" OR "WE" OR "US") AND IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF WATERMILL, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ZIOPHARM ONCOLOGY, INC. ("ZIOPHARM" OR THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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TABLE OF CONTENTS

FIX ZIOPHARM

EXECUTIVE SUMMARY

ABOUT WATERMILL

WaterMill is a family office and long-term shareholder of Ziopharm.

- WaterMill is led by Robert Postma, who has decades of experience investing across equity and fixed income markets.

- WaterMill has more than $100 million in total investments across traditional and alternative assets.

- Notably, the firm has a successful track record investing in biotechnology companies such as:

  - Agilis Biotherapeutics* – 4,500% return from initial investment in December 2013.
  - BioTheryX* – 227% return from initial investment in May 2016.
  - Eidos Therapeutics (NASDAQ: EIDX) – 431% return from initial investment in June 2018.
  - Ocular Therapeutix (NASDAQ: OCUL) – 386% return from initial investment in May 2019.
  - Berkeley Lights (NASDAQ: BLI) – 432% return from initial investment in July 2020.
  - TRACON Pharmaceuticals (NASDAQ: TCON) – 457% return from initial investment in August 2020.

- As shown in the subsequent sections of this presentation, WaterMill has a history of collegial, private engagement with the leaders of many biotechnology companies.

- WaterMill is not an activist investor and has continuously tried to reach a consensual resolution with Ziopharm.

Source: Bloomberg (investment returns reflect share price and performance up until November 13, 2020).
*Denotes private company investment.

ABOUT ZIOPHARM

Ziopharm is an immuno-oncology company focused on developing individualized, cost-effective therapies for certain types of cancer and solid tumors.

Ziopharm's Strategic Focus and Core Assets

- Ziopharm specializes in developing non-viral and cytokine-driven cell and gene therapies that aim to weaponize the body's immune system against cancer.

- Ziopharm's portfolio includes the following core assets:

  i. *Sleeping Beauty*, non-viral delivery platform, at a fraction of the cost and time of viral platforms, for:
     - TCR-T targeting neoantigens for solid tumors, personalized and "hotspot".
     - CAR-T therapies for blood cancers (e.g. CD19).
  ii. Controlled IL-12 platform turning "cold" tumors "hot" by activating an immune response.

Ziopharm Financial Snapshot*

- Founded: 2004
- Headquartered: Boston, Massachusetts
- Share Price: $2.64
- Market Capitalization: $565.38 million
- Shares Outstanding: 214,291,057**
- Cash on Hand: $135.47 million
- Net Operating Loss (through September 30): $57.2 million

*Data reflects Ziopharm's most recent 10-Q filing and the Company's share price as of October 15, 2020, which is the day before WaterMill filed its preliminary consent statement.

**As of October 29, 2020.

Ziopharm's Clinical and Pre-Clinical Pipeline

- Ziopharm currently has six trials initiated and three trials planned.

- Ziopharm's most advanced, phase 2 trials involve:

  i. Partnering with the National Cancer Institute (trial sponsor) to assess *Sleeping Beauty* TCR-T for multiple solid tumors.
  ii. Controlled IL-12 platform in combination with Regeneron's LIBTAYO® for recurrent glioblastoma multiforme.



Five-Year Share Price Performance (-76.28%)

Source: Bloomberg (figures reflect share price and performance up until October 15, 2020, which is the day before WaterMill filed its preliminary consent statement).

THE BOARD HAS PRESIDED OVER STAGGERING LOSSES

The Company's negative returns and underperformance are indefensible over every relevant time horizon.



Source: Bloomberg (figures reflect share price and performance up until October 15, 2020, which is the day before WaterMill filed its preliminary consent statement).

THE BOARD HAS FOSTERED TERRIBLE GOVERNANCE

Before and after Ziopharm's self-directed Board refresh, the Company's governance and Board oversight have been dismal.

The incumbent Board has a record of...

Allowing Interlocking Director Connections	**Championing Dilutive Actions**	**Disregarding the Need for a Transparent Capital Allocation Policy**
Failing to Align Executive Incentives to Results	**Maintaining Excessive Compensation**	**Permitting Financial Control Issues to Linger**

THE BOARD HAS REPEATEDLY REBUFFED SHAREHOLDERS AND MAINTAINS POOR PRACTICES

- **The Board has continuously disregarded shareholders' desire for a credible and truly independent director refreshment.**
  - A majority of voting shareholders withheld support for three directors – Mr. Scott Braunstein, Mr. Elan Ezickson, and Mr. Douglas Pagán – at this year's annual meeting. Rather than accept this clear message, Ziopharm allowed these directors to retain their seats for months until the resignation of Mr. Pagán (Chief Financial Officer of Dicerna Pharmaceuticals, Inc.) in September and replacing him with his de facto boss, Mr. J. Kevin Buchi (Chairman of Dicerna Pharmaceuticals, Inc.). The Board only recently replaced Mr. Braunstein following his resignation this month with a candidate that likewise has ties to the Board and only after WaterMill initiated its consent solicitation targeting Mr. Braunstein.

- **The Board maintains shareholder-unfriendly governance practices.**
  - Ziopharm does not have a majority voting standard for uncontested director elections.
  - The Bylaws contain an exclusive forum provision, which was recently adopted in September 2020.

- **The Board has misled shareholders regarding timelines and pipeline expectations.**
  - For years, management has hinted at how close Ziopharm is to consummating a partnership but has failed to ink a deal.
  - The Board has also repeatedly missed its projected start dates for *Sleeping Beauty* CAR-T and TCR-T clinical trials.

- **The Board has continuously dismissed shareholders' articulated concerns about dilutive measures.**
  - In the aftermath of a poorly received Jefferies financing, and despite shareholders expressing significant concern about continued dilution, the Company included a dilutive proposal at this year's annual meeting to increase its authorized share count by 195 million shares, which was soundly voted down by shareholders.

- **The Board has continuously shunned the transparency sought by shareholders.**
  - Ziopharm has failed to provide adequate information to shareholders regarding trials for its *Sleeping Beauty* platform and modified chimeric antigen receptors and T-cell receptors (collectively, "CAR-T").
    - Although management committed to providing information in 2018, shareholders never received promised scientific updates related to the patients treated during the *Sleeping Beauty* 2.0 trial.

Source: Company filings and transcripts. WaterMill's views and observations.

THE BOARD BLINDSIDED SHAREHOLDERS WITH THIS YEAR'S RAISE

Ziopharm contradicted its own statements when announcing an opaque ~$90 million raise with Jefferies and in our view, harmed sizable supportive shareholders.

- In an August 2019 press release announcing financial results, Ziopharm stated the following: *"A group of Ziopharm shareholders, led by MSD Partners, L.P., exercised their existing warrants to purchase common stock, which resulted in gross proceeds of approximately $45 million. We* ***expect this additional capital is sufficient to fund operations into 2021 and provide visibility into important clinical data milestones*** *for Ziopharm's TCR-T, CAR-T and Controlled IL-12 programs."**
- In statements made at a J.P. Morgan conference on January 16th, 2020, Ziopharm echoed that it expected capital to be sufficient to fund operations and provide visibility into important milestones.
- Yet on February 5, 2020, Ziopharm announced a capital raise with Jefferies for ~$90 million, thereby contradicting its prior statements regarding the sufficiency of its capital.
- The Board and management failed to be transparent regarding the February 2020 capital raise with its largest shareholders.
- Despite participating in a number of Ziopharm's previous capital raises, we understand that a majority of the Company's largest shareholders were not wall crossed on the Jefferies raise.



Feb 05, 2020

ZIOPHARM Oncology, Inc.

Ziopharm Oncology Announces Pricing of Public Offering of Common Stock

BOSTON, Feb. 05, 2020 (GLOBE NEWSWIRE) -- Ziopharm Oncology, Inc. (Nasdaq:ZIOP) today announced the pricing of an underwritten public offering of 27,826,086 shares of its common stock at a public offering price of $3.25 per share. Ziopharm has granted the underwriters a 30-day option to purchase up to an additional 4,173,912 shares of common stock at the public offering price, less the underwriting discounts and commissions. The gross proceeds to Ziopharm before deducting underwriting discounts and commissions and estimated offering expenses payable by Ziopharm, are expected to be approximately $90.4 million, excluding any exercise of the underwriters' option to purchase additional shares.

Jefferies

Source: *Ziopharm press release (August 8, 2019).

THE BOARD IS LED BY A HIGHLY-QUESTIONABLE CHAIRMAN

We believe Scott Tarriff, who became Chairman in 2018 after joining the Board in 2015, has a concerning public history of questionable behavior, troubling lawsuits and shareholder value destruction.

- In a lawsuit involving Mr. Tarriff's former employer (Bristol Myers Squibb), he was accused of threatening a whistleblower that was working for him.

- In 2006, Mr. Tarriff was a target of multiple lawsuits and ultimately stepped down as Chief Executive Officer of Par Pharmaceutical Companies, Inc. Under Mr. Tarriff's watch, the company was plagued by declining revenues. Mr. Tarriff ultimately stepped down following the discovery of accounting irregularities and was subsequently sued for making false and misleading statements.

- Eagle Pharmaceuticals, Inc. ("Eagle"), where Scott Tariff is Chairman, has recently replaced its auditor & Chief Financial Officer.

- From February 2012 through November 11, 2020, Mr. Tarriff was a director of Synthetic Biologics, Inc. (NYSE: SYN), where shareholders have seen the stock drop from more than $70 to <u>less than $0.40.</u>

- Since Tarriff became a director of Ziopharm in 2015, shareholders have seen the stock drop more than 75% and the sustained erosion of sound governance.

Scott Tarriff



<u>Note:</u> See slide 38 for more information. Reflects WaterMill's views and observations of publicly available information.

WATERMILL BELIEVES MEANINGFUL, URGENT CHANGE IS NEEDED

With abysmal governance and no material value creation in sight, we believe Ziopharm is on a path to financial ruin and is squandering the tremendous promise trapped within its scientific assets.

The Company has lost 75% of equity market value over the past 5 years



The Company has already diluted shareholders by more than 50%



The Company's $135 million in cash is declining and will dry up in 18-24 months



Research & Development costs are up 62% on a year-over-year basis



General & Administrative costs are up 32% on a year-over-year basis



Executive and director compensation costs remain offensively high



Source: Bloomberg; Company filings and transcripts.

THIS WEEK'S DIRECTOR APPOINTMENT REINFORCES OUR CASE FOR CHANGE

We believe the facts validate our view that the appointment of Mary Thistle is a desperate and insincere entrenchment maneuver and that her addition falls woefully short of the change required at Ziopharm.

- Although Ziopharm's November 16th press release implies that Ms. Thistle was found following a professionally-managed "national search," it is important for shareholders to know the following:

  - Ms. Thistle currently serves on the Board of Advisors of *Life Science Cares* with Elan Ezickson (a Ziopharm Board member since 2018).

  - Ms. Thistle and Mr. Ezickson currently serve on the Board of Advisors of *Life Sciences Cares* with Douglas Pagán (a Ziopharm Board member from 2018 through September 2020).

- Ms. Thistle's former boss at Dimension Therapeutics, Inc. – Chief Executive Officer Annalisa Jenkins – held senior leadership roles at Bristol Myers Squibb from 1997 through 2011.

  - Ziopharm Board Chairman Scott Tarriff held senior director and director roles at Bristol Myers Squibb from 1992 through 1997.

  - Ziopharm Board member Chris Bowden was an executive director at Bristol Myers Squibb from 2003 through 2006.

- We are concerned about how companies that Ms. Thistle has been affiliated with have performed.

  - For example, since Ms. Thistle became a director of Homology Medicines (NASDAQ: FIXX), Inc. in 2018, the share price has dropped nearly 50%.



Undisclosed ties...

Pagan — Ezickson — Thistle

Source: Company filings and transcripts.

OUR SOLUTION: RECONSTITUTING THE BOARD IMMEDIATELY

We want to reconstitute the eight-member Board by <u>removing four current directors</u> and <u>adding three highly-qualified individuals</u> with complementary experience, necessary expertise and ownership perspectives.

Robert Postma



- Four decades of experience investing across equity and fixed income markets

- Sizable and long-term shareholder of Ziopharm

- Extensive knowledge of Ziopharm's assets, governance, and financials

- Strong capital allocation acumen

WaterMill Asset Management Corp.

Jaime Vieser



- Over 30 years of investment management and investment banking experience

- Extensive restructuring and advisory experience

- Sizable and long-term shareholder of Ziopharm

- Valuable relationships with banks and potential capital providers

Brushwood LLC / Castle Hill Asset Management / Deutsche Bank AG

Holger Weis



- Two decades of various c-level business and strategy roles at life science companies

- Qualified financial expert in management, planning, audits, and accounting

- Co-author of several scientific papers

- Deep knowledge of the biotech industry and operational, financial, and strategic planning practices

PhenoTarget Biosciences, Inc. / Ernst & Young

OUR SOLUTION: DIRECTOR CANDIDATES WITH STRONG SKILLS

In contrast to the incumbent directors, we believe our director candidates bring the skills and experience necessary to constitute a well-rounded Board that can help fix Ziopharm.

	Audit & Accounting Expertise	Business Diligence Expertise	Capital Allocation Acumen	C-Level Experience	Sizable Stockholder	Strong Financing Relationships	Transaction & Asset Sale Expertise	Track Record of Value Creation
Robert Postma	X	✓	✓	X	✓	✓	✓	✓
Jaime Vieser	X	✓	✓	X	✓	✓	✓	✓
Holger Weis	✓	✓	✓	✓	X	✓	✓	✓

OUR SOLUTION: AN ACTIONABLE, SHAREHOLDER-FRIENDLY VISION

In addition to suggesting that the Board commence an overall strategic review of the business, we want to work with our fellow directors to <u>enhance governance</u> and <u>facilitate prompt corporate improvements</u>:

Ensuring Transparent Investor Communication



Fixing Lingering Internal Financial Control Issues



Immediately Slowing the G&A and R&D Burn



Prioritizing Accretive Deals and Licensing Partnerships



Reducing Director Compensation



Realigning Management's Incentives to Value Creation



SIZABLE SHAREHOLDERS SUPPORT OUR HIGHLY-QUALIFIED SLATE

Our slate's fresh perspectives and its solutions resonate with shareholders.

> " *We believe the changes proposed will help unlock the substantial hidden value in the shares of Ziopharm, which in our opinion has the science and intellectual property assets to justify an estimated value of more than $20 per share.* "

Discovery Capital Management, November 10, 2020

4.97% shareholder

> " *We believe WaterMill's proposed new board members possess the business acumen and experience necessary to help lead the Company in achieving its strategic goals. With new board member leadership, we believe the Company can begin to maximize shareholder value and unlock the potential of its extraordinary science.* "

Level One Partners, November 13, 2020

4.98% shareholder

> " *We believe WaterMill's [slate has] the necessary institutional knowledge and industry expertise to improve shareholder value and ultimately reverse the Board's ongoing shareholder destruction tactics including its lack of transparency, poor business choices and awful corporate governance practices.* "

White Rock Capital, November 19, 2020

2.85% shareholder

Source: Discovery Capital press release; Level One Partners press release; White Rock Capital press release.


FIX ZIOPHARM

THE CASE FOR MEANINGFUL CHANGE

OUR RATIONALE FOR REMOVING 50% OF THE CURRENT BOARD

WaterMill believes there is a clear rationale for removing J. Kevin Buchi, Elan Z. Ezickson, Scott Tarriff, and Mary Thistle.

- All four of the aforementioned directors **lack meaningful shareholdings and sorely-needed ownership perspectives**.

- All four of the aforementioned directors – including Ms. Thistle – **have concerning connectivity issues and overlapping relationships**.

- Although Ms. Thistle was only recently appointed as a director, we believe the Board's decision to appoint her during the midst of our consent solicitation was disingenuous and that she was not appointed pursuant to a comprehensive search process given her ties to the Board.

- Messrs. Buchi, Ezickson, and Tarriff **have failed to promptly rectify a material weakness of internal financial controls** that was first disclosed in 2019.

- As evidenced by this year's annual meeting vote and the recent string of public rebukes from large investors, it seems clear to us that the directors we are seeking to remove **do not possess shareholders' support**.

> Since the Board commenced its failed, self-directed refresh in 2018, Ziopharm's share price has continued to tumble. This Board can simply not be trusted to act in the best interests of shareholders.

Source: Company filings. WaterMill's views and observations.

SUSTAINED VALUE DESTRUCTION UNDER CURRENT LEADERSHIP

Shareholders have suffered severe losses over several relevant time horizons.



Since Chairman Scott Tarriff joined the Board five years ago, shareholders have seen Ziopharm's stock tumble a staggering 76%.

Source: Bloomberg (figures reflect share price and performance up until October 15, 2020, which is the day before WaterMill filed its preliminary consent statement).

STAGGERING UNDERPERFORMANCE DESPITE ECONOMIC GROWTH

Ziopharm has dramatically underperformed against the broader market and biotech peers and for years.

	1-Year TSR	3-Year TSR	5-Year TSR
Ziopharm	**-39.31%**	**-52.43%**	**-76.28%**
S&P 500	18.50%	44.63%	90.33%
Russell 3000	19.18%	43.19%	87.84%
SPDR S&P Biotech ETF	52.53%	39.17%	83.19%

Source: Bloomberg; TSR figures reflect share price and performance up until October 15, 2020, which is the day before WaterMill filed its preliminary consent statement.

EXPENSES HAVE SWELLED AS VALUE HAS ERODED

Ziopharm has misallocated a tremendous amount of capital to seemingly opaque R&D and G&A costs.



Ziopharm Operating Expenses ($ in millions)

* Excludes non-cash charge for Preferred stock obligation in exchange for license agreement of $119,045
** Q4 Estimate per Cantor Fitzgerald 11/11/2020 Report; G&A increased by $1M over Cantor estimate for Consent Revocation campaign per CFO commentary 11/5/2020

LACKADAISICAL BUSINESS MANAGEMENT AND OVERSIGHT

We believe Ziopharm's leadership has missed numerous opportunities to unlock value for shareholders through strategic transactions and potential partnerships.

- Ziopharm has gone on for years without a partnership deal that would further validate the Company's therapies and its commercial prospects – and thereby progress the business.

- Management has often hinted at how close Ziopharm has been to consummating partnering transactions but has failed to ink a deal.

- Unfortunately, the Board has overseen multiple public offerings and private placements since 2017, but these have only diluted existing shareholders by more than 50%.

- *Dr. Cooper has told shareholders to "stay tuned" on potential partnerships 10 times over the past 5 years.*

> " *We look forward to announcing our collaboration validating the potential for controlled IL-12, and we plan to move forward with one or more additional tumor types to explore the potential of this powerful cytokine in combination with immune checkpoint inhibitors.* "

Ziopharm Q2 Conference Call (Aug. 8, 2018)

> " *Folks are now seeing the survival data and recognizing especially the background of the desperate need of these patients. So, this could be a major advance. So, we're in active discussions and we'll have more to say as this solidifies.* "

Ziopharm Q1 Conference Call (May 1, 2017)

Source: Company filings and transcripts. WaterMill's views and observations.

MISALIGNED EXECUTIVE MANAGEMENT

While shareholders have endured awful returns, we believe Ziopharm's Board has rubberstamped excessive and unjustifiable management compensation – including raises.

- From 2018 to 2019, all of the Company's eligible named executive officers received base compensation raises from the Board's compensation committee.

- Dr. Cooper was rewarded with a 14.6% raise in his base compensation for 2019.

  - All of this occurred despite Ziopharm's share price **declining more than 50%** over 2018.

- In January 2019, the Board awarded restricted shares and options with a total equity value of more than $3 million to Dr. Cooper and three other executives.

  - Again, all of this occurred despite Ziopharm's share price **declining more than 50%** over 2018.

When determining Drs. Cooper and Mauney's 2019 base salaries, the compensation committee considered 2018 performance, that Dr. Cooper's base salary had not increased since he joined the Company in 2015 and that Dr. Mauney had been recently promoted to President. These factors played a role in the compensation committee's determination to increase Drs. Cooper's and Mauney's salaries by 14.6% and 10.0%, respectively. The compensation committee determined to increase the base salaries of Messrs. Hadfield and Lafond by 5.7% and 2.4%, respectively, to position their salaries near the middle of market data.

Named Executive Officer	2018 Base Salary ($)	2019 Base Salary ($)	Percentage Increase from 2018
Laurence James Neil Cooper	500,000	573,000	14.6
David M. Mauney	400,000	440,000	10.0
Satyavrat Shukla	—	390,000(1)	—
Robert Hadfield	350,000(2)	370,000	5.7
Kevin G. Lafond	283,250	290,000	2.4

(1) Represents Mr. Shukla's annual base salary rate for 2019. Mr. Shukla's actual 2019 base salary was pro-rated based on his July 22, 2019 hire date.
(2) Represents Mr. Hadfield's annual base salary rate for 2018. Mr. Hadfield's actual 2018 base salary was pro-rated based on his April 9, 2018 hire date.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Laurence James Neil Cooper	2019	573,000	1,031,400	755,476	862,707	94,991(2)	3,317,574
M.D., Ph.D.	2018	500,000	1,000,000(3)	—	—	89,239	1,589,239
Chief Executive Officer	2017	500,000	875,000	1,140,720	—	78,524	2,894,244

Source: Ziopharm's 2020 Definitive Proxy Statement filed May 18, 2020: https://www.sec.gov/Archives/edgar/data/1107421/000119312520145086/d868083ddef14a.htm#toc868083_13; Ziopharm Consent Revocation Statement 2020.

NEBULOUS "INCENTIVE OBJECTIVES" FOR EXECUTIVES

We believe the incumbent Board has set low corporate goals to ensure management receives rich payouts, while shareholders get decimated.

- Ziopharm's 2019 corporate targets were so within reach that each executive officer achieved 100% of his individual goals and 90% of the corporate goals.
  - Though 2019 clinical trial enrollment goals for TCR and CAR-T were not achieved, the Board vaguely stated in its 10-K/A that, "advancements in each of the programs were impressive in other areas."
    - The "impressive" progress in other areas is not described by the Board. It appears that the Board compensated management despite their failure to achieve the meaningful milestone of treating patients.

- While shareholders saw Ziopharm's **share price plummet ~40%** in 2019, **the Board paid $1.84 million in total director fees** to seven directors.

- Dr. Cooper was showered with a **more than $1 million bonus** despite the fact that Ziopharm's share price has dramatically declined over his tenure.

- **We believe this excessively generous and misaligned compensation system reflects the low-bar objectives set by the Board and is symptomatic of the disease of poor boardroom stewardship.**

Accessible corporate targets such as these do NOT align with building shareholder value

The board of directors determined that each executive achieved 100% of his individual goals. When factoring in the board's determination that we had achieved 90% of the corporate goals, the resulting payout awarded to Dr. Mauney and Messrs. Shukla and Hadfield was 92% of targeted cash bonus, and the resulting payout awarded to Mr. Lafond was 98% of targeted cash bonus. Mr. Shukla's bonus payout was adjusted as a result of his partial year of employment with us.

The target short-term incentive compensation amounts for 2019, expressed as a percentage of 2019 base salaries, for each of our named executive officers, are set forth in the following table. In addition, the compensation committee recommended, and the board of directors approved the following cash bonuses for 2019 performance:

Name	2019 Target Bonus		2019 Actual Bonus		
	Percentage of Base Salary	Amount ($)	Percentage of Base Salary	Amount ($)	Percentage of Target Bonus Paid Out
Laurence James Neil Cooper	200.0	1,146,000	180.0	1,031,400	90.0
David M. Mauney	45.0	198,000	41.4	182,160	92.0
Satyavrat Shukla	40.0	156,000	25.6	100,000	64.1
Robert Hadfield	40.0	148,000	36.8	136,160	92.0
Kevin G. Lafond	35.0	101,500	34.3	99,470	98.0

Source: Ziopharm's 2020 Definitive Proxy Statement filed May 18, 2020: https://www.sec.gov/Archives/edgar/data/1107421/000119312520145086/d868083ddef14a.htm#toc868083_13

THE BOARD HAS FAILED TO INSTILL A SENSE OF C-SUITE URGENCY

As shareholders have suffered in recent years, we believe the Board has allowed Dr. Cooper to work remotely, waste investor resources on travel and operate lackadaisically.

<u>Dr. Cooper Resides 2,300+ Miles From Ziopharm's Headquarters</u>

The Board has permitted Laurence Cooper to reside in Park City, Utah – a full plane ride away from Ziopharm's headquarters and its laboratories.



<u>Dr. Cooper's Commuting and Local Housing Costs Fall on Shareholders</u>

According to the Company's definitive consent solicitation statement, Ziopharm paid more than ~$82,000 in 2019 for Dr. Cooper's commuting and lodging costs.



Source: Company filings and transcripts. WaterMill's views and observations.

LACK OF PIPELINE LEVEL PROGRESS

Ziopharm has failed to progress its attractive immuno-oncology pipeline.

Sleeping Beauty TCR-T targeting neoantigens

- For the past two years, Ziopharm repeatedly led investors to believe that dosing of *Sleeping Beauty* TCR-T was imminent.
- But on the Company's Q3 2020 earnings call, management disclosed that dosing the first patient is now dependent on:
  - Complying with additional NIH obligations, and
  - Rebuilding the potential pool of eligible patients.
- We are baffled as to why Ziopharm has not begun to deliver these therapies to patients and why management continues to mislead shareholders regarding timing.

Ad-RTS-hIL-12 + veledimex

- Despite having successfully established safety of ability to dose Ad-RTS-hIL-12 + veledimex ("IL-12") and the discovery that IL-12 turns cold tumors hot, Ziopharm has failed to monetize this asset.
- Management has discussed interest in the potential collaboration partnerships of this platform.
- We believe IL-12 presents a value creation opportunity for shareholders because it has the ability to secure numerous business development deals with companies that have PD1, PDL1, CTLA4 checkpoint inhibitors in solid tumor types.

Sleeping Beauty CAR-T

- Since 2018, Ziopharm has promised shareholders that *Sleeping Beauty* CAR-T 2.0 data is positive and would be presented soon.
- Shareholders are still in the dark on this program's progress, with no understanding of where it currently stands.
- Precigen, Inc. also owns licensed rights to *Sleeping Beauty* CAR-T for other targets and has two programs in the clinic set to report in 2020.
- This is yet another attractive asset in Ziopharm's pipeline that management has failed to efficiently monetize.

Source: Company filings and transcripts.

CONCERNING BOARDROOM ISSUES

The incumbent Board is plagued by serious governance issues, which we believe prevent shareholders from realizing the true value of their investment.

WE BELIEVE THE FOLLOWING BOARDROOM ISSUES PLAGUE ZIOPHARM TO THE DETRIMENT OF SHAREHOLDERS

 **INEFFECTIVE BOARD "REFRESH" IN 2018**

 **DISDAIN FOR SHAREHOLDER FEEDBACK**

 **INSUFFICIENT BUSINESS ACUMEN**

 **INSUFFICIENT OWNERSHIP PERSPECTIVES**

 **LACK OF CAPITAL ALLOCATION DISCIPLINE**

 **UNJUSTIFIABLE COMPENSATION**

 **WEAK OVERSIGHT OF FINANCIAL CONTROLS**

 **CONCERNING DIRECTOR CONNECTIVITY & AN INEFFECTIVE CHAIRMAN**

BOARDROOM ISSUE #1: AN INEFFECTIVE SELF-DIRECTED REFRESH

Ziopharm's share price is down nearly 40% following a seemingly self-directed Board "refreshment" in 2018.

- In September 2018, Ziopharm added Scott Braunstein and Elan Z. Ezickson to the Board.
- This move followed months of terrible performance – so terrible that management was apparently compelled to publicly address the sharp share price decline with a hollow assurance that Ziopharm was "encouraged and confident in advanced partnering discussions."
- The aftermath of the Board "refresh" speaks for itself: since Braunstein and Ezickson joined the Board, shareholders have witnessed a 40% decline in Ziopharm's share price.





Jul 26, 2018

ZIOPHARM Oncology, Inc.

Ziopharm Oncology Board Responds to Recent Stock Price Decline

- Executing on clinical and business development with plans to add new Board members and expand management team

- Annual meeting of stockholders is Sept. 18

BOSTON, July 26, 2018 (GLOBE NEWSWIRE) -- Ziopharm Oncology, Inc. (Nasdaq:ZIOP), a biotechnology company focused on development of next generation immunotherapies utilizing gene- and cell-based therapies to treat patients with cancer, today responded to the recent stock price decline and announced it expects to add new members to the Company's Board of Directors and expand its management team.

"Over the past year, our Controlled IL-12 and *Sleeping Beauty* cell therapy platform technologies have progressed, providing a strong scientific foundation for the Company. We believe the recent stock price decline is based in part on uncertainly about our regulatory and clinical timelines, but we assure our shareholders that we are encouraged and confident in advanced partnering discussions and see real opportunity to accelerate our clinical programs," said Sir Murray Brennan, M.D., Lead

Sep 04, 2018

ZIOPHARM Oncology, Inc.

Ziopharm Oncology Announces Scott Braunstein, M.D., Operating Partner at Aisling Capital, Nominated to Board of Directors

BOSTON, Sept. 04, 2018 (GLOBE NEWSWIRE) -- In a release issued earlier today by Ziopharm Oncology, Inc. (Nasdaq:ZIOP), please note the Company's upcoming annual meeting of stockholders is being held Sept. 18 rather than Sept. 8 as originally issued. The corrected release follows:

Ziopharm Oncology, Inc. (Nasdaq:ZIOP) today announced that its Board of Directors has nominated Scott Braunstein, M.D., an Operating Partner at Aisling Capital, a leading healthcare investment firm, for election to the Board of Directors at the Company's annual meeting of stockholders on Sept. 18.

In addition to Aisling Capital, Dr. Braunstein has held leadership positions including serving as the Chief Operating Officer at Pacira Pharmaceuticals, Inc., a specialty pharmaceutical company. He also

The incumbent Board's "refresh" illustrates why it cannot be trusted to nominate its own director candidates – shareholder perspectives are sorely needed in Ziopharm's boardroom.

BOARDROOM ISSUE #2: POOR BUSINESS ACUMEN AND DECISIONS

We believe the Board has made numerous strategic missteps and business blunders, which have resulted in hundreds of millions of dollars in value destruction.

A timeline of the current Board's terrible business decisions:



- **Sept 28, 2015** – **Scott Tarriff appointed Director**; **Graft vs. Host Disease (GvHD) Agreement with Intrexon (XON); paid upfront $10 million to Intrexon**
- **June 29, 2016** – **$120 million preferred stock, bearing interest at 12%, issued Intrexon for reducing future royalties from 50% to 20%**
- **Jan 2017** – **Per 10K, prospective partnership discussions for IL-12 include GBM, breast cancer, and melanoma**
- **May 12, 2017** – **Guggenheim capital raise for ~$47 million**
- **Q3 2017** – **GvHD assets returned to Intrexon**
- **2017-2018** – **Ziopharm spent $3.6 million on CD33 CAR-T viral program now with Precigen**
- **June 2018** – **CD19 CAR-T placed on clinical hold**
- **Aug 2018** – **Scott Tarriff appointed Lead Director**
- **Aug 18, 2018** – **Dr. Cooper informs investors *Sleeping Beauty* 2.0 data achieved durable complete remissions 6 months post-infusion; data will be presented imminently**
- **April 2019** – **Scott Tarriff appointed Chairman**
- **May 8, 2019** – **CD19 CAR-T Clinical Hold: Dr. Cooper states 70% cell viability solution is on track, believes will be off clinical hold and enrolling patients this year**
- **Aug 16, 2019** – **Ziopharm informs investors there is sufficient cash to see critical data readouts in 3 core programs**
- **Jan 16, 2020** – **Ziopharm states at J.P. Morgan conference that there is enough cash to complete readouts in all 3 core programs**
- **Feb 5, 2020** – **Jefferies capital raise for ~$90 million announced**

Source: Company filings and transcripts.

BOARDROOM ISSUE #3: LACK OF CAPITAL ALLOCATION DISCIPLINE

The Board has not been transparent with shareholders regarding its capital allocation policy.

Ziopharm has overpromised and underdelivered, leaving shareholders with many questions unanswered:

Why does so much capital continue to be committed to IL-12 with still no progress to show for it?

Why are G&A expenses rising?

With a finite amount of capital, why has the Board maintained excessive compensation?

Why won't Ziopharm commit to a transparent capital allocation policy?

BOARDROOM ISSUE #4: WEAK OVERSIGHT OF FINANCIAL CONTROLS

The incumbent Board has permitted financial control issues to persist.

- As of December 31, 2019, March 31, 2020, June 30, 2020, and September 30, 2020, management identified a material weakness in the design and effectiveness of Ziopharm's internal control over financial reporting.
    - A material weakness is a control deficiency or a combination of control deficiencies that results in more than a remote likelihood that a <u>material misstatement of the annual or interim financial statements will not be prevented or detected.</u>

- We believe it is of the utmost importance that these financial reporting issues be addressed immediately.
    - What is preventing the Board from holding management accountable for this material weakness?
    - Why has the Board and management team allowed financial control issues to persist over four consecutive quarters?

Management's Report on Internal Control over Financial Reporting

As of December 31, 2019 and September 30, 2020, management identified a material weakness in the design and effectiveness of our internal control over financial reporting. We did not design and maintain effective controls relating to the monitoring and oversight of expensing third party clinical trial costs. Specifically, our internal controls were not designed effectively to provide reasonable assurance regarding the accurate and timely evaluation of the amount of third-party costs to record.

Based on this evaluation, management concluded that our internal control over financial reporting was not effective at September 30, 2020 because of the material weakness described above.

Despite the existence of the material weakness described above, our financial statements as of September 30, 2020, are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America.

Form 10-Q for quarterly period ended September 30, 2020

BOARDROOM ISSUE #5: DISDAIN FOR SHAREHOLDER FEEDBACK

We believe shareholders have been systemically disregarded and deprioritized under the incumbent Board.

- A majority of voting shareholders withheld support for three directors – Mr. Braunstein, Mr. Ezickson, and Mr. Pagán – at this year's annual meeting.

- Rather than seriously engage with shareholders to finally commence a credible Board overhaul, Ziopharm allowed these directors to retain their seats for months until the resignation of Mr. Pagán (Chief Financial Officer of Dicerna Pharmaceuticals, Inc.) in September and replacing him with his de facto boss, Mr. J. Kevin Buchi (Chairman of Dicerna Pharmaceuticals, Inc.). The Board only recently replaced Mr. Braunstein following his resignation this month with a candidate that likewise has ties to the Board and only after WaterMill initiated its consent solicitation targeting Mr. Braunstein.

- We question how it improves the Board's damaged credibility and serves shareholders' interests to replace Mr. Pagán – who clearly lost investors' confidence – with one of his current bosses.
  - While Mr. Buchi was President and CEO of TetraLogic (OTCMKTS: TLOG) from August 2013 to December 2016, its share price declined from $7 to less than a penny.

- The Board appointed a colleague of Mr. Pagán as his replacement despite:
  - Shareholders clearly disapproving of Mr. Pagán's directorship as evidenced by his failure to receive a majority vote at the 2020 Annual Meeting,
  - The Company publicly stating that it hired an executive search firm to conduct a Board search process, and
  - Other shareholders making recommendations of highly-qualified biopharma director candidates.

- This self-serving Board has, in our view, consistently ignored constructive suggestions and feedback from long-term shareholders whose singular goal is to fix the damage done to Ziopharm.

> Ziopharm has never publicly explained to shareholders its rationale for allowing these directors to remain on the Board for months despite shareholders' clear message.

BOARDROOM ISSUE #5: DISDAIN FOR SHAREHOLDER FEEDBACK (CONT.)

The margin by which the current Board was elected during this year's annual meeting was razor thin.

Proposal 1 – Election of Directors

The Company's stockholders elected all seven persons listed below as directors, each to serve until the Company's 2021 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. The votes cast were as follows:

Nominee	For	Withheld	Broker Non-Votes
Christopher Bowden	75,339,585	60,176,423	51,853,062
Scott Braunstein	48,049,034	87,466,974	51,853,062
Laurence J.N. Cooper	81,443,534	54,072,474	51,853,062
Elan Z. Ezickson	59,072,371	76,443,637	51,853,062
Heidi Hagen	80,011,888	55,504,120	51,853,062
Douglas W. Pagán	59,240,566	76,275,442	51,853,062
Scott Tarriff	72,264,334	63,251,674	51,853,062

Braunstein, Ezickson, and Pagán received a majority of WITHHOLD votes.

Every other director received a significant number of WITHHOLD votes.

Proposal 5 – Approval of the Amendment to the Company's Charter to Increase the Authorized Number of Shares of Common Stock from 250,000,000 Shares to 445,000,000 Shares

The Company's stockholders did not approve Proposal 5. The votes cast were as follows:

For	Against	Abstain	Broker Non-Votes
85,930,579	100,034,157	1,404,334	—

Shareholders also voted against the Board's dilutive proposal to increase the authorized share count.

Source: Company filings.

BOARDROOM ISSUE #6: INSUFFICIENT OWNERSHIP PERSPECTIVES

The entire Board collectively owns less than 1.3% of Ziopharm's outstanding shares.

- In direct contrast, our slate of director candidates collectively owns more than 3.3% of Ziopharm's shares.
- With the exception of Dr. Cooper, no Board members have ever purchased Ziopharm shares in the open market.
- This Board has not felt the severe losses that many shareholders have suffered for years.
  - We believe the incumbent directors are completely misaligned with shareholders.
- Instead, it seems clear to us that the Board is more focused on awarding itself with rich compensation.
- Perhaps Mr. Ezickson would have found the time to attend Board and committee meetings if he was truly invested in the Company?
  - In 2019, Mr. Ezickson attended less than 75% of Board and committee meetings.
  - Institutional Shareholder Services ("ISS") noted in its report in connection with Ziopharm's 2019 Annual Meeting that "directors who do not attend their board and committee meetings cannot be effective representatives of shareholders."

We believe a lack of ownership perspectives in the boardroom leads to poor governance and oversight. How can we trust a director with no skin in the game to be a steward of investor capital?

Source: Company filings. WaterMill's views and observations.

BOARDROOM ISSUE #7: UNJUSTIFIABLE COMPENSATION

We believe both the Board and management team have paid themselves handsomely while shareholders suffer.

Ziopharm's share price plummets ~50% in 2018.

All of Ziopharm's eligible named executive officers receive base compensation raises from the Board's compensation committee for 2019.

Dr. Cooper is rewarded with a 14.6% raise in his base compensation for 2019.

Ziopharm's share price plummets ~40% in 2019.

The Board determines that each executive officer achieved 100% of his individual goals and 90% of the corporate goals in 2019.

The Board pays $1.84 million in total director fees to its seven directors.

36

BOARDROOM ISSUE #8: CONCERNING DIRECTOR CONNECTIVITY

Among Ziopharm's current and recent directors, there is a troubling amount of interconnectedness and overlap in board service at other companies. We believe this threatens Board independence and effective oversight.



ZIOPHARM Oncology

Douglas Pagán

J. Kevin Buchi

Elan Ezickson

Scott Braunstein

Scott Tarriff

Scott Braunstein*

Dicerna™

Douglas Pagán's replacement on Ziopharm's Board – J. Kevin Buchi – is the Chairman of Dicerna Pharmaceuticals, Inc., where Mr. Pagán also serves as Chief Financial Officer

MARINUS PHARMACEUTICALS

Elan Ezickson serves on the Board of Marinus Pharmaceuticals, Inc., where recently-departed director Dr. Scott Braunstein also serves as Chief Executive Officer and President

EAGLE® PHARMACEUTICALS

Scott Tarriff is a Board member and the Chief Executive Officer of Eagle – the brother of Mr. Tarriff's recently-departed director, Dr. Braunstein, served on the Board of Eagle for years

Source: Public company filings.
*Resigned from the Board in November 2020. See slide 13 for interconnects of his replacement.

WE BELIEVE THE BOARD HAS THE WRONG CHAIRMAN

We believe Mr. Tarriff is a highly questionable Chairman with a checkered past.

- In 2006, Mr. Tarriff was a target of <u>multiple lawsuits and was ultimately asked to resign as Chief Executive Officer of U.S. drug maker Par Pharmaceutical</u>, which was plagued by declining revenues and accounting irregularities under his watch.

  - After Mr. Tarriff departed, Par Pharmaceutical admitted it understated its accounts receivable reserves by more than $83.5 million and overvalued its inventories by greater than $9.9 million.

- Public filings also show that in a lawsuit involving his employer, Bristol Myers Squibb, Mr. Tarriff was accused of <u>threatening a whistleblower who worked for him</u> when he was a senior director at the company.

- From February 2012 through November 12, 2020, Mr. Tarriff was a director on the Board of Synthetic Biologics, Inc. (NYSE: SYN), where shareholders have seen <u>Synthetic Biologic's stock drop from over $70 to less than 40 cents.</u>



Superior Court of New Jersey, Law Division.

Kathy COKUS Plaintiff v. BRISTOL MYERS SQUIBB COMPANY and Dr. Sam Barker Defendant.

Decided: April 22, 2002

On February 4, 1997, plaintiff met with Tarriff for what she believed was a scheduled performance partnership meeting. She testified that she brought her year-end objectives and objectives for 1997 to the meeting, but Tarriff threw them to the side, saying they would not be going over them. Plaintiff testified that Tarriff had a look on his face like he would like to kill her. He told her he had a problem with her. He accused her of coming into the office ranting and raving and of having their secretary near tears. He warned her that she "had better stay out of . things." Plaintiff testified that the meeting ended with Tarriff essentially suggesting that plaintiff find another job, offering to help her in doing so, but also warning her that she "had better straighten out".

Mr. Tarriff was accused of threatening a whistleblower who worked under him when he was a senior director at Bristol Myers Squibb

Scott Tarriff



Par Pharmecuticals Stung By Another Suit

The complaint alleges that Par, along with company executives Scott L. Tarriff, Gerald A. Martino, and Dennis J. O'Connor, deliberately misled investors through published statements.

Various lawsuits alleged that Mr. Tarriff and fellow executives of Par Pharmaceuticals made numerous fraudulent statements, which resulted in deep losses for shareholders

Note: Although Mr. Tarriff was not found guilty of these allegations, we believe they nonetheless raise questions regarding his leadership capabilities, particularly given his requested and subsequent resignation from the Par Pharmaceutical Board.
Source: Public filings; Par Pharmaceuticals' Form 8-Ks filed with the SEC on July 24, 2006 and October 2, 2006. See also: http://www.pharmatimes.com/news/top_execs_step_down_from_par_pharma_997157; http://securities.stanford.edu/filings-documents/1036/PRX_01/2009930_r01x_06CV03226.pdf; https://www.govinfo.gov/content/pkg/USCOURTS-njd-2_06-cv-03226/pdf/USCOURTS-njd-2_06-cv-03226-0.pdf. https://caselaw.findlaw.com/nj-superior-court/1474248.html. https://www.casemine.com/judgement/us/59146610add7b04934298407.

FOR YEARS, THE BOARD LET DR. BRAUNSTEIN SERVE AS A DISTRACTED AND CONFLICTED DIRECTOR

While at Ziopharm, Dr. Braunstein also served as a CEO and on numerous other Boards.

- In 2020, ISS recommended shareholders WITHHOLD votes for the election of Dr. Braunstein to the Board due to his numerous leadership posts at other companies.
  - ISS noted in its report that Dr. Braunstein was <u>overboarded</u>.

- While a director on Ziopharm's Board, Dr. Braunstein served on more than three public company boards, while also serving as Chief Executive Officer of a separate public company.

- Dr. Braunstein is an operating partner at Aisling Capital, a private investment firm that has an investment in Poseida Therapeutics Inc. ("Poseida").
  - We believe Poseida's next generation CAR-T therapies for hematological cancers and solid tumors, including using a non-viral method called PiggyBac DNA Modification system, are a <u>direct competitor to Ziopharm's *Sleeping Beauty* non-viral platform.</u>
  - At a minimum, this investment gives the appearance of a conflict of interest for Dr. Braunstein while he was a director on Ziopharm's Board and a partner at Aisling Capital.

- Dr. Braunstein was only recently replaced following his resignation in November 2020, months after shareholders did not support his re-election at the 2020 Annual Meeting and only after WaterMill initiated its consent solicitation seeking his removal.

Dr. Scott Braunstein



Marinus Pharmaceuticals, Inc.   *2015–Present*
- Chief Executive Officer, President and Director

Aisling Capital   *September 2015–Present*
- Operating Partner

Ziopharm Oncology   *September 2015–November 2020*
- Director

Protara Therapeutics, Inc.   *June 2018–Present*
- Director

Constellation Pharmaceuticals, Inc.   *February 2019–Present*
- Director

Trevena, Inc.   *September 2018–Present*
- Director

Esperion Therapeutics, Inc.   *June 2015–Present*
- Director

<u>Source:</u> Scott Braunstein LinkedIn page; ISS Research Report (June 2020); Aisling is listed as a key investor in Poseida public filings but is not a >5% listed investor; see <u>press release</u>.

POOR GOVERNANCE HAS ITS ORIGINS FROM RJ KIRK ERA

Related party transactions and interlocking relationships permeate the boardroom.

- January 6, 2011 – October 5, 2018: RJ Kirk served on Ziopharm's Board.

- September 6, 2011 – February 15, 2018: Ceasar Belbel was Ziopharm's COO, and EVP, Chief Legal Officer and Secretary.
  - Mr. Belbel previously was EVP, CLO and Secretary of Clinical Data, Inc. and led the 2017 Guggenheim financing.

- January 6, 2011: Ziopharm and Intrexon* enter into Exclusive Channel Partner Agreement ("ECC") where Ziopharm paid Intrexon for services.
  - RJ Kirk is the CEO, director and largest shareholder of Intrexon.

- January 13, 2015: Ziopharm and Intrexon enter into license agreement with MD Anderson related to novel CAR+T therapies from the laboratory of Dr. Cooper.

- September 28, 2015: Mr. Tarriff joins Ziopharm's Board.
  - Mr. Tarriff served on the Board of Synthetic Biologics, which also entered into an ECC with Intrexon on August 10, 2015.
  - From September 2009 – April 2011, Mr. Tarriff was on the board of Clinical Data, Inc., where RJ Kirk was CEO and significant shareholder.

- September 28, 2015: Ziopharm and Intrexon enter into a separate ECC RE: Graft v. Host Disease, paying an upfront technology fee of $10 million to Intrexon.

- June 29, 2016: Ziopharm issued $120 million preferred stock, bearing interest at 12%, to Intrexon for reducing future royalties from 50% to 20% under ECC.

- October 5, 2018: Intrexon ECC is restructured as a license agreement and RJ Kirk resigns from Board.

Source: Company filings.
*Intrexon's (NASDAQ: XON) name was changed to Precigen (NASDAQ: PGEN) on January 2, 2020.

THE BOARD HAS LOST ALL CREDIBILITY

Shareholders agree that fresh perspectives are long overdue on Ziopharm's seemingly self-serving Board.

> *"Thank you for finally attempting to grab the wheel and take control away from the incompetent BOD at Ziopharm. The technology at Ziopharm is world-class and can potentially transform the field and make it possible to bring these life saving TCR therapies to the commercial market."*

Ziopharm Shareholder, November 2020

> *"This move to bring in dedicated Directors to change the culture and approach of current management and BOD is long overdue."*

Ziopharm Shareholder, November 2020

> *"I support your efforts and new additions to the board."*

Ziopharm Shareholder, November 2020

> *"[Ziopharm] is a train wreck of corporate governance… it should be obvious at this point, [Laurence J.N. Cooper] has very limited qualifications or capabilities to be successful in that position… after the August call it became apparent that there would be little reform to the BOD and [there was] a continued lack of clarity as to dosing a patient (any patient)."*

Ziopharm Shareholder, November 2020

Source: Statements submitted by shareholders through WaterMill's website https://fixziopharm.com.



FIX ZIOPHARM

OUR SOLUTION: THE WATERMILL SLATE

WATERMILL HAS PUT FORTH A WELL-ROUNDED SLATE



Robert Postma

- ✓ Principal and founder of WaterMill Asset Management Corp.
- ✓ Four decades of experience investing across equity and fixed income markets
- ✓ Frequently analyzes, invests in, and engages with healthcare and biotechnology companies
- ✓ Sizable and long-term shareholder of Ziopharm

We believe Mr. Postma would fill gaps in the boardroom with his extensive knowledge of Ziopharm's assets, governance, and financials, as we look to set and oversee a prudent capital allocation approach and run the Company like a real business.



Jaime Vieser

- ✓ Manager of Brushwood LLC, a private investment firm
- ✓ Previously Co-Founder and Chief Investment Officer of Castle Hill Asset Management LLC, a multi-billion-dollar asset manager
- ✓ Former banker at Deutsche Bank AG and Bankers Trust Company
- ✓ Extensive restructuring experience
- ✓ Sizable and long-term shareholder of Ziopharm

We believe Mr. Vieser's extensive financial expertise through his biotech investing experience and valuable relationships with prospective industry and financial partners would make him a valuable addition to the Board.



Holger Weis

- ✓ Two decades of various c-level business and strategy roles at life science companies
- ✓ Currently Chief Financial Officer of PhenoTarget Biosciences, Inc.
- ✓ Co-author of several scientific papers and presentations
- ✓ Former Ernst & Young executive
- ✓ CPA

We believe Mr. Weis' deep knowledge of the biotech industry paired with his valuable expertise in financial planning and accounting would help improve audit committee controls and progress Ziopharm's pipeline.

ROBERT POSTMA



Robert Postma has over 40 years of investment management experience with strong capital allocation acumen and a track record of success engaging with healthcare and biotechnology companies.

For over two decades, Mr. Postma has served as the principal of WaterMill Asset Management, an asset management firm which he founded that actively trades in municipal bonds and equities. Mr. Postma has valuable relationships with prospective financial partners and would bring a strong ownership perspective to Ziopharm's boardroom, as WaterMill is one of the largest, long-term shareholders of the Company. Mr. Postma has over four decades of experience investing across the equity and fixed income markets and frequently analyzes, invests in and engages with healthcare and biotechnology companies. Mr. Postma holds a Bachelor of Arts degree in Business and Economics from Lafayette College.

ENDORSEMENTS FOR MR. POSTMA



> " *Bob's financial management experience, business acumen and strategic planning knowledge [is] of great value... I believe he would be a valuable public company director.* "

Charles Theuer, President & CEO of TRACON Pharmaceuticals

> " *Bob Postma would be an excellent public company board member given his business, financial and commercial knowhow. I have the highest respect for Bob and his experience and perspectives.* "

Mark Pykett, Chief Scientific Officer of PTC Therapeutics, Inc.

> " *I've always admired Bob's analytical and thoughtful mindset. He operates with integrity and honestly. His business acumen, financial management expertise and strategic perspectives are ideal for a public company Board.* "

Antony Mattessich, President & CEO of Ocular Therapeutix

JAIME VIESER



Jaime Vieser has over 30 years of investment management and banking experience, which includes his involvement in numerous successful corporate restructurings and providing both start-up capital and guidance for emerging technology and biotech companies.

Since 2017, Mr. Vieser has been the manager of a private investment firm, Brushwood LLC. Mr. Vieser has over three decades of experience investing across various asset classes and served for nearly a decade as Managing Partner and co-principal of Castle Hill Asset Management LLC ("Castle Hill"), a multi-billion-dollar asset manager and hedge fund. Mr. Vieser has a deep understanding of Ziopharm's assets, governance, and financials as he is a sizable and long-term shareholder of the Company. Prior to founding Castle Hill, for 10 years Mr. Vieser was responsible for the High Yield Sales and Trading Group in London at Deutsche Bank AG, a multinational investment bank and financial services company. Earlier in his career, Mr. Vieser worked as a banker in the Leveraged Finance division of Bankers Trust Company, a bank holding company that was acquired by Deutsche Bank AG in 1999. Mr. Vieser holds a Bachelor's degree in Economics from the University of Michigan and a Master's in Business Administration from the Cox School of Business at Southern Methodist University.

ENDORSEMENTS FOR MR. VIESER



> " *[Jaime] has helped advise us on capital raise/financing issues and helped attract world class talent to BioTheryX. He would make a wonderful addition to any board.* "

Larry Zaslow, President of BioTheryX

> " *Jaime was an important partner in helping us launch Concord Health Partners and CHP Merger Co. He has provided invaluable, timely, and thoughtful strategic insights and advice as we have continued to grow our business. Jaime would be a wonderful addition to any board.* "

James Olsen, Founder & Managing Partner of Concord Health Partners

HOLGER WEIS



Holger Weis is a proven founder and senior executive with two decades of experience holding c-level positions at life science companies and is also a co-author of several scientific papers.

Mr. Weis is the Co-Founder, Chief Financial Officer and Director of biotech start-up company PhenoTarget Biosciences, Inc. and is also the founding principal of Weis Advisors, Inc., where he provides consulting services to life science companies. Mr. Weis' impressive career has provided him with deep knowledge of the biotech industry and operational, financial, and strategic planning practices. Previously, Mr. Weis held numerous c-level leadership positions at life science companies like his 7-year tenure at DemeRx, Inc., a clinical stage pharmaceutical company where he served as Chief Operating Officer, Chief Financial Officer and President. From 2000-2011, Mr. Weis held leadership roles at medical technology and pharmaceutical companies, including as Chief Financial Officer & Treasurer of GMP Companies, Inc., which develops and commercializes pharmaceutical, medical device and diagnostic technologies. Earlier in his career, Mr. Weis served for 14 years at Ernst & Young, an internationally recognized professional services company. Mr. Weis has co-authored a number of scientific papers and presentations and is also an inventor on numerous patents and patent applications. Mr. Weis holds a Bachelor of Business Administration in Accounting from the University of Georgia and is a Certified Public Accountant.

ENDORSEMENTS FOR MR. WEIS



" *Holger and I have worked together for the last several years in a biotech company where his increasing responsibilities for operations and clinical trials led to his eventual leadership of the company. His creative vision for additional applications created new clinical opportunities. I found Holger to be fair, thoughtful, and professional in all things related to governance, compensation, and financial reporting. Holger is a great leader, a generous colleague and a solid contributor at the board level as well as management.* "

Skip Clemmons, Managing Director of Stephens Inc.

" *I have a high regard for Holger's deep expertise for operating Biotech companies. From his distinguished career as a C-suite Executive at numerous Biotechs, Holger [...] would be a real asset in sharpening the operational focus at Ziopharm. He is refreshingly candid and has unquestioned integrity, which will allow him to be a strong, credible voice for change at the Company.* "

James Barlow, President & CEO of ImmunoGenesis, Inc.

" *[Holger has] a myriad of proficiencies that are invaluable for a pharma or biotech organization. I was amazed at the proficiency that he has with regulatory issues, clinical trial design, fundraising and just a general 'solve-all-problems' attitude. His relentless pursuit of success is admirable.* "

Hector J. Gomez MD PhD, Executive Chairman & CMO of GLG Pharma



FIX ZIOPHARM

A VISION FOR FIXING ZIOPHARM

OUR SLATE HAS AN ACTIONABLE, SHAREHOLDER-FRIENDLY VISION

We believe shareholders can count on our director candidates – Messrs. Postma, Vieser, and Weis – to improve Ziopharm's abysmal corporate governance and focus on the right initiatives, including:

Ensuring Transparent Investor Communication



Fixing Lingering Material Weakness and Internal Financial Controls



Immediately Slowing the G&A and R&D Burn



Prioritizing Accretive Deals and Licensing Partnerships



Reducing Director Compensation



Realigning Management's Incentive to Value Creation



HOW WE ADD VALUE: SUPPORTING A STRATEGIC REVIEW

If elected to the Board, our director candidates plan to suggest that a Special Committee be formed to conduct a strategic review of Ziopharm.

- A Special Committee, which would ideally include incumbent director representation, should perform a top-to-bottom review of the business and use this assessment as the basis for strategic recommendations to the entire Board.

- The ideal components of this review include (but are not limited to):

    - ✓ Working with credible, third-party experts to value each of the Company's assets.

    - ✓ Evaluating how much capital it may require for each specific asset to reach an inflection/monetization point.

    - ✓ Assessing the current methodology for allocating capital to clinical and pre-clinical initiatives.

    - ✓ Examining the current pipeline and progress for partnerships.

    - ✓ Exploring the universe of new strategic and financial partners based on new Board members' relationships.

    - ✓ Reviewing all personnel, ranging from the C-level to line employees, to identify talent needs and spot potential redundancies.

    - ✓ Benchmarking director and executive compensation relative to peers and similarly-situated public companies.

    - ✓ Conducting a credible shareholder perception study to inform an improved, more transparent investor relations program.

- Upon concluding the review, the Special Committee would present findings and suggestions to the entire Board.

- If the Board votes to adopt recommendations, shareholders should be promptly informed of new steps.

HOW WE ADD VALUE: HELPING ESTABLISH A PRUDENT CAPITAL ALLOCATION APPROACH

Given that each of our director candidates has capital allocation expertise, we believe they can help the Board slow Ziopharm's cash burn and prioritize investments in a logical manner.

Streamlining Research & Development	**Reducing General & Administrative Costs**	**Realigning Incentive Compensation**
		
With respect to near-term R&D investments, we believe Ziopharm should be prioritizing efficient initiatives intended to accelerate progress for its mature assets already advancing through the clinic.	Rather than continuing to grow near-term General & Administrative costs, we believe that the Company should focus on essential personnel and necessary overhead that support the monetization of mature assets.	As for incentive compensation, we believe there should be a moratorium on bonuses to executives until we align those bonuses with shareholder value creation.

HOW WE ADD VALUE: HELPING ALIGN EXECUTIVE COMPENSATION TO INCENTIVES

We want to help the Board enhance the currently opaque and vague reward system for executives.

The Board's Nebulous Incentive Targets	Our Recommended "Best Practice" Incentive Targets
x *"key research and development achievements, including advances in our Controlled IL-12 and Cell Therapy platforms"*	We believe performance bonuses and equity awards should be tied to a blended mix of clear, tangible targets, including:
x *"initiation and progress of clinical trials for our product candidates and continued development of our product candidate pipeline"*	✓ Treating patients in new clinical trials.
	✓ Formally concluding clinical trials within a transparently defined budget and timeline.
x *"expansion of our research and development infrastructure"*	
	✓ Formally entering new partnerships that validate the Company's science.
x *"achievement of scientific and regulatory milestones"*	
x *"establishment and maintenance of key strategic relationships, collaborations and new business initiatives"*	✓ Achieving specified share price and market capitalization levels.
x *"achievement of extension of cash runway, including financings and other capital raising initiatives"*	✓ Facilitating substantive regulatory approval submissions and obtaining regulatory approvals.

We would look to discuss and set SMART objectives with the Board.

HOW WE ADD VALUE: UNDERPINNING AN IMPROVED AUDIT COMMITTEE

Considering Ziopharm's financial control issue, our slate is focused on helping strengthen the Audit Committee.

- If successful, our director candidates will recommend that the Board immediately appoint an entirely new Audit Committee.

- Fortunately, each of our director candidates is independent and qualified to read and understand financial statements.

  - Mr. Weis, who is a Certified Public Accountant, has experience overseeing audits and the preparation of financial statements.
  - Mr. Weis has handled complex finance and accounting issues while advising companies at Ernst & Young and during his tenure as a Chief Financial Officer.
  - We believe Mr. Weis meets the requirements of an "audit committee financial expert" and would be an ideal Chair.

- Given the persistent material weakness in internal control over financial reporting in 2019-2020, our slate would support a fresh review of the Company's accounting and financial reporting function and systems of internal controls.

- A newly constituted Audit Committee should review and oversee management's plan to remediate this material weakness in internal control over financial reporting and address any other identified gaps in the review.

- A newly constituted Audit Committee should also put an ongoing monitoring plan in place because of these actions.

OUR COMMITMENT TO SHAREHOLDERS

The WaterMill slate is committed to restoring confidence and faith in Ziopharm after five dismal years.

1. **We will always be aligned with you.** Based on our strong economic alignment with investors, we pledge to always champion the best interests of shareholders in the boardroom – not those of executives and long-time insiders.

2. **We will always seek to provide you with maximum clarity and transparency.** We will work tirelessly to institute a culture of accountability, honesty, openness, and respect for your capital and time.

3. **We will always act with true urgency to fix problems and pursue new opportunities.** While the Company still has a strong balance sheet, we will support the expeditious undertaking of a strategic review to fix lingering problems, evaluate partnership opportunities, and accelerate the right pipeline priorities.

4. **We will help a reconstituted Board take actionable steps – right away – to regain your trust.** By advocating for a strategic review to inform a credible and transparent corporate plan, the Board can help management focus on the right opportunities and ultimately unlock value for long-suffering shareholders.

The WaterMill slate will always do what is best for Ziopharm and its shareholders.



FIX ZIOPHARM

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